Mail Stop 4561

      					April 26, 2007


Brian Ross
Accelerize New Media, Inc.
6477 Highway 93 South
Suite 303
Whitefish, Montana  59937

Re:	Accelerize New Media, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed April 18, 2006
      File No. 333-139586

Dear Mr. Ross:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please continue to monitor the updating requirements of Item
310(g) of Regulation S-B.

Accelerize New Media, Inc.

Note 4:  Stockholders` Equity

Warrants, page F-18

2. Your previous amendment included disclosures regarding how you determined and recorded the fair value of your warrants issued in connection with your preferred stock in your financial statements. Please revise your disclosures to include this information.

Debt Reduction Group, LLC

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition
3. Reference is made to your disclosure where you state, "This payment is subject to a partial refund by the Company to the debt settlement agency if the debt settlement agency does not receive all scheduled monthly payments for the duration of the contract during the first 15 months of such contract or if the debt settlement agency issues a refund to the customer." The implied cancellation privilege in your financial statement disclosure is 15 months which is different from your response to us, which indicates that the cancellation privilege is throughout the duration of the contractual term. Please advise us or revise your disclosure to clarify.

*  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee at 202-551-3468 or Cicely
LaMothe,
Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	J. Truman Bidwell, Esq. (via facsimile)
	Sullivan & Worcester, LLP


Brian Ross
Accelerize New Media, Inc.
April 26, 2007
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